UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 (646) 749 0591

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Explanatory Note

Attached hereto as Exhibits 99.1 and 99.2 are Registrant’s Condensed Interim Unaudited Consolidated Financial Statements as of April 30, 2025 and for the Six Months ended April 30, 2025 and April 30, 2024 and Management’s Discussion and Analysis.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of April 30, 2025 and for the Six Months Ended April 30, 2025 and 2024
99.2	Management’s Discussion and Analysis
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2025	HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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